                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM SC TO-I/A
                                  AMENDMENT TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                           THE SECURITIES ACT OF 1934

                          SENIOR CARE INDUSTRIES, INC.
                            (name of subject company)

                SENIOR CARE INDUSTRIES, INC., OFFEROR AND ISSUER
(names of filing persons (identifying status as offeror, issuer or other person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   81721N 20 6
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

                 $ 405,000                       Paid May 7, 2001

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities which may be tendered as of April 30, 2001 as set forth in Rule Regulation 230.457c and Regulation 230.457f2 where there is no market for the securities to be received in the transaction. This calculation is based as follows:

Number of potential shares to be tendered: 300,000
Price of those shares on April 30, 2001:    $1.35

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $182.25
                                          -----------------------
                  Form or Registration No.: TO-I
                                          -----------------------
                  Filing Party:           Senior Care Industries, Inc.
                                          -----------------------
                  Date Filed:             May 7, 2001
                                          -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                    AMENDMENT

The Registrant makes the following amendment to its Tender Offer filed on Form TO-I dated May 7, 2001, amended on Form TO-I/A filed on June 28, 2001 and Form TO-A filed on July 27, 2001 extending the last date to tender shares from August 10, 2001 to August 31, 2001 pursuant to Regulation 240.13(e)(4)(c)(3):

In all references to the date until which the tender offer shall remain open shall be amended to read that the tender offer shall remain open until September 30, 2001.

The following amendment to ITEM 1, SUMMARY TERM SHEET of the Tender Offer:

"How long do I have to tender my Common shares?
----------------------------------------------

Senior Care originally stated that this Tender Offer will remain open until August 10, 2001. The date was then changed to August 31, 2001.

Now, the date has been further extended and the tender shall remain open until September 30, 2001.

The following amendment shall be made to ITEM 3, TERMS OF THE TRANSACTION:

In Paragraph 2 of Item 3, the language shall be amended as follows:

"The offer to tender your Common shares and exchange them for Series G Preferred stock shall be available to you from the date of this Tender Offer and shall remain open until September 30, 2001."

                                  PRESS RELEASE

Additionally, the Company will immediately issue the following press release and reports the contents of that Press Release pursuant to pursuant to Regulation 240.13(e)(4)(c)(1) as follows:

"SENIOR CARE TO EXTEND TENDER OFFER TO ITS SHAREHOLDERS UNTIL SEPTEMBER 30, 2001

Management of Senior Care announced today that it has extended the time for Senior Care shareholders to tender their stock under the terms of the Tender Offer originally made to Senior Care shareholders on May 7, 2001 and amended on June 28, 2001. In accordance with the amendment filed on July 7, 2001, the transmittal letter and stock certificates had to arrive at the depository no later than August 31, 2001. The Company has now extended that time until September 30, 2001.

The reason for the extension is for Senior Care to complete its responses to SEC comments on the registration statement filed in connection with the tender.

The Securities and Exchange Commission (SEC) and state securities regulators have not approved the securities which Senior Care will be offering to its shareholders under this Tender and the SEC has not determined if the prospectus which Senior Care filed on June 28, 2001 is truthful or complete. This press release is not an offer to buy or sell securities and anyone contemplating the tender made by Senior Care should rely only on the information contained in the tender offer and the prospectus to make any investment decision. Finally, the information which appears in the prospectus and the tender is not complete and may be changed. Senior Care may not issue any securities to its shareholders under the terms of the tender until the Registration Statement filed with the SEC is effective.

Forward-Looking Statements: This news release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides a new "safe harbor" for these types of statements. To the extent statements in this news release involve, without limitation, product development and introduction plans, the company's expectations for growth, estimates of future revenues, expenses, profits, cash flow, balance sheet items, sell-through or backlog, forecasts of demand or market trends for the company's product categories and for the industries in which the company operates, or any other guidance on future periods, these statements are forward-looking statements. Senior Care does not assume any obligation to update forward-looking statements.

For more information, readers may contact Tom Gavin at Investor Relations Network at (909) 279-8884 or tom@irnonline.com"

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Issuer certifies that it has reasonable grounds to believe that is meets all of the requirements for filing of this Amendment to Form TO and intended Press Release and has duly caused this Amendment and intended Press Release to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Laguna Beach, State of California, on August 29, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director